

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Investment Management
100 F Street NE
Washington, DC 20549

January 10, 2014

Jonathan H. Talcott, Esq.
Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue, N.W., Suite 900
Washington, D.C. 20016

RE: Monroe Capital Corporation
        File Nos.: 333-192857 and 814-00866

Dear Mr. Talcott:

On December 13, 2013, Monroe Capital Corporation (the "Company"), a business development company ("BDC") filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to register common stock, preferred stock, warrants, subscription rights, and debt securities.

We have the following comments on the registration statement. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. The page numbers refer to the EDGAR copy filed by the Company.

General

1. If you intend to rely on Rule 429 under the Securities Act, please include the information required by Rule 429(b). (page 2)

2. Please confirm that all of the disclosure contained on the cover page of the base prospectus, except for the general offering-related information currently contained in paragraphs 2, 3, and 4, will also appear on the front cover page of any prospectus supplement used for any offering through this registration statement.

3. Please state in your response letter whether FINRA will review and approve the underwriting terms and arrangements of the offering.

Introduction (page 3)

4. Please explain, in the introductory section, what kind of debt securities may be offered.

5. Please disclose, if true, that either a material amount or substantially all, as the case may be, of the Company's debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Company. Further clarify, if true, that either a material amount or substantially all, as the case may be, of the

Company's debt investments will have a principal amount outstanding at maturity, which could result in a substantial loss to the Company if the borrower is unable to refinance or repay the debt at maturity.

6. To the extent that a material amount of the Company's investments pay PIK interest, add prospectus cover page disclosure that such is the case and highlight on the prospectus cover page the effect of PIK interest; for example that the payment of PIK interest results in negative amortization and increases credit risk during the life of the loan.

7. In the last paragraph on page 3, please revise the disclosure to state "securities" rather than "common stock" as the Company is offering other types of securities in addition to common stock.

Summary (page 7)

8. Please supplementally explain the relationship between Messrs. Koenig and Peck with MC Advisors and MC Management, and the arrangement between MC Management and the Company. (page 8) Please further supplementally explain the Board's analysis of the Advisory Agreement and Staffing Agreement under section 15 of the 1940 Act. We may have additional comments.

9. Please provide us with a representation that any individual providing services to the Company pursuant to the Staffing Agreement will be deemed an employee of MC Advisor for any purposes under the 1940 Act and the Investment Advisers Act of 1940 (*See, e.g.*, Section 9(a) of the 1940 Act (barring certain persons from serving as employees of an adviser)). (page 8)

10. Under the sub-heading, "Attractive Current Yield," the disclosure states that the Company expects the "senior and unitranche secured debt to have an average maturity of three to five years and interest rates of 9% to 15%, and… (the Company) expect(s) (the) target junior secured debt and unsecured subordinated debt to have an average maturity of four to seven years and interest rates of 12% to 17%. In addition, based on current market conditions and (the) pipeline of new investments, (the Company) expect(s) that (the) target debt investments will typically have a variable coupon (with a LIBOR floor), will typically receive upfront closing fees of 1% to 4% and may include payment-in-kind, or PIK, interest." Please supplementally explain whether the disclosure discusses the current portfolio holdings. If not, please amend the disclosure to discuss the Fund's current holdings and include the basis for this statement. Please also explain what is the average interest rate of each category and how much is allocated to each category. (page 9)

11. Please make clear which LIBOR rates are being referenced in the description on this page and in any other locations in the registration statement where the reference is a general use of the acronym LIBOR. (page 9 and throughout the registration statement, where applicable).

12. Under the heading, "Attractive Current Yield" on page 9 (and on disclosure on page 119), the disclosure indicates the Company may invest in warrants. Please disclose the following risks created by investing in original issue discount (OID) instruments.

   a. The Company must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Company may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Company may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

   b. The higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans.

   c. Even if the accounting conditions for income accrual are met, the borrower could still default when the Company's actual collection is supposed to occur at the maturity of the obligation.

   d. OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

   e. OID income may create uncertainty about the source of the Company's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

   f. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

   g. OID creates the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Company for these fees.

13. Under the subheading, "Attractive Current Yield," the disclosure states that the Company cannot assure an investor that they will be able to enter into transactions pursuant to the terms described in this paragraph. Please explain what the Company will do if it cannot

enter into such transactions, including summarizing the temporary investments and providing cross-references to the applicable sections in the registration statement (page 9).

14. Under the subheading, "Extensive Institutional Platform for Originating Middle-Market Deal Flow," please confirm the disclosure is referring to 2013 and not 2014. If the disclosure is referring to 2013, please consider revising the sentence using past tense. (page 10)

15. Under the heading, "Operating and Regulatory Structure," please define "SBA." (page 12)

16. In the 2nd paragraph under the heading, "Operating and Regulatory Structure," please confirm the correct language is used (*i.e.* should it read "Risk Factors-Risks Relating to our Business and Structure-We maintain a credit facility and may use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.") (page 12)

Fees and Expenses (page 15)

17. Under the heading, "Fees and Expenses," please consider, for clarity, adding "maximum" or another descriptor to describe what the "20%" number refers to in the line item "Incentive fees payable under the Investment Advisory Agreement." (page 15)

18. Please explain whether the Company assumes that the $31.8 million will remain un-invested in the upcoming year. If not, please revise the assumption and thus the figure to reflect full investment. (page 15)

19. In footnote (6), please add a sentence explaining this assumes the Company has "$X of outstanding borrowings and issues $Y preferred stock." (page 17)

20. In footnote (8) and throughout the registration statement, the term "indebtedness" is used. Please disclose the terms of indebtedness. (page 17)

21. In the example, please note the Company will pay an incentive fee if the 5% returns are based on capital gains. Please disclose what percentage of the Company's returns last year were from capital gains and income and calculate the fee accordingly. In addition, please add a sentence disclosing the figures calculated as though the entire amount was generated by capital gains. (page 17)

Risk Factors (page 18)

22. In the table titled "Assumed Return on Our Portfolio," please confirm the returns listed are rounded to the nearest hundredth of 1 percent pursuant to Form N-2, Item 8(3), Instruction 1. (page 26)

23. In the table titled "Assumed Return on Our Portfolio," under footnote (2), please supplementally explain if 4.0% is a current rate. Also, please disclose in that footnote whether 4.0% is a fixed rate or variable rate pursuant to Form N-2, Item 8(3), Instruction 3.

24. Under the heading, "Pending legislation may allow us to incur additional leverage," the following sentence is confusing, "On November 14, 2013, the U.S. House of Representatives' Financial Services Committee reported a revised version of the legislation favorable for consideration by the full U.S. House of Representatives." Please clarify this sentence. (page 27)

25. Under the heading, "Pending legislation may allow us to incur additional leverage," the following phrase is confusing, "…your risk of an investment in shares of our common stock may increase." Please clarify. (page 27)

26. Under the heading, "MC Advisors' liability is limited under the Investment Advisory Agreement, and we have agreed to indemnify MC Advisors against certain liabilities, which may lead MC Advisors to act in a riskier manner on our behalf than it would when acting for its own account," the second sentence of this section states that, "MC Advisor maintains a contractual, as opposed to fiduciary, relationship with us." Section 36 of the 1940 Act applies to a business development company to the same extent as if it were a registered closed-end investment company. Section 36 imposes a fiduciary duty upon advisers to investment companies. Because MC Advisors is the investment adviser to the Company, please delete the sentence referenced above. (page 41).

27. Under the heading, "Provisions of the Maryland General Corporation Law and our charter and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock," please confirm that the last sentence of the first paragraph does not violate section 18(i) of the 1940 Act or guidance issued by SEC staff (*see* Boulder Total Return Fund, Inc. No-Action letter dated November 15, 2010). (page 45)

Special Note Regarding Forward-Looking Statements (page 49)

28. The last sentence on page 49 which states that an investor is advised to consult any additional disclosures that the Company may make directly to an investor or through reports that we may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.is inconsistent with the disclosure on page 6 that states an investor should only rely on the prospectus. Please revise the disclosure accordingly.

Use of Proceeds (page 51)

29. Under the second paragraph, please explain the reason it may take approximately six months to invest substantially all of the proceeds from a sale of securities pursuant to Form N-2, Item 7(2). (page 51)

Distributions (page 52)

30. The Company appears to have had a return of capital. Please confirm that the Company's current intended action regarding return of capital distributions are consistent with the requirements of IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities with the Internal Revenue Service. (page 52)

31. Please explain that a return of capital distribution is not a distribution from earnings and profits, but is rather a return of the money initially invested and that while it may not be currently taxable, it lowers the shareholder's basis in the stock, which may result in higher capital gains when the shareholder's investment in the Company is ultimately sold. (page 52)

Price Range of Common Stock (page 54)

32. Please include in the response letter a representation that the Company will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Company's distributions in its periodic reports will alert shareholders to potential year-end tax consequences. (page 54)

Management's Discussion and Analysis of Financial Condition and Results of Operations (page 59)

33. Please confirm the disclosure in this section in compliance with Form N-2, Item 4(2). (page 59)

Staffing and Administration (page 81)

34. Please supplementally explain what percentage of time Mr. Peck spends on his duties for the Company. (page 82)

Portfolio Management (page 93)

35. If possible, please update the total amount of capital under management as of December 31, 2013. (page 94)

36. Please confirm supplementally that the registration statement is in compliance with Form N-2, Item 18, Instruction 14 (Item 402 of Regulation S-K).

Control Persons and Principal Stockholders (page 107)

37. In footnote (2) on page 108, please provide an updated closing stock price as of December 31, 2013.

Dividend Reinvestment Plan (page 115)

38. If applicable, please disclose that an investor holding shares who participates in the dividend reinvestment plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the dividend reinvestment plan (Form N-2, Item 10(1)(e)(7)) (page 115)

Description of our Subscription Rights (page 134)

39. Please include applicable Section 61 disclosure in this section (similar to the last paragraph of the "Description of Our Warrants" found on page 148). (page 134)

Plan of Distribution (page 157)

40. In the third paragraph under this heading, the disclosure states that the "common stockholders voted to allow (the Company) to sell or otherwise issue common stock at a price below net asset value per share for a period of twelve months subject to certain conditions. Please supplementally explain what the "certain conditions" in the third paragraph are in reference to. (page 157)

Index to Consolidated Financial Statements (page 161)

41. Confirm the Company has considered and will comply with Articles 3-09 and Article 4-08(g) of Regulation S-X, if needed. (page 161)

Part C (page 217)

42. Please include estimates. (page 219)

* * * * * * * * * * *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your transmittal letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel